Exhibit 99.1
NAVIOS MARITIME ACQUISITION CORPORATION ANNOUNCES
COMPLETION OF FOLLOW-ON OFFERING
Piraeus, Greece, November 19, 2010 - Navios Maritime Acquisition Corporation, an owner and operator of tanker vessels (“Navios Acquisition”) (NYSE: NNA), announced the completion of its follow-on public offering of 6,500,000 shares of common stock at $5.50 per share, raising gross proceeds of approximately $35.7 million.
The joint book-running managers for this offering were Citi and Wells Fargo Securities and the co-managers were S. Goldman Advisors LLC, Lazard Capital Markets LLC, DVB Capital Markets LLC, and BNP Paribas.
Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (tel: (800) 831-9146 or e-mail: batprospectusdept@citi.com); or Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152 (tel: (800) 326-5897), cmclientsupport@wellsfargo.com.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
ABOUT NAVIOS MARITIME ACQUISITION CORPORATION
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor Relations Contact:
Navios Maritime Acquisition Corporation
+1.212.279.8820
info@navios-acquisition.com